[Celanese Logo]


                             Celanese AG           Corporate Center
                             Media Relations       Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Germany
Press Information
                                                   Your Contacts:
                                                   Michael Kraft
                                                   Phone: +49 (0)69/30514072
                                                   Telefax: +49 (0)69/305 36787
                                                   Email: M.Kraft@celanese.com

                                                   Phillip Elliott
CELANESE REPORTS FULL-YEAR AND                     Phone: +49 (0)69/305 33480
FOURTH QUARTER 2003 RESULTS                        Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com

                                                   Date: February 26, 2004



Higher raw material costs contribute to earnings decline
     o    Net earnings decrease to (euro)2.65 per share from (euro)3.72
     o    Operating profit declines to (euro)106 million from (euro)202 million
     o    Net debt reduced to (euro)387 million
     o First half 2004 operating profit expected to be lower than last year's period

Kronberg, Germany - Celanese AG (CZZ:FSE; CZ:NYSE) today reported full year 2003 net earnings of (euro)131 million, or (euro) 2.65 per share, compared to net earnings of (euro)187 million, or (euro)3.72 per share in 2002. In the full year and fourth quarter 2003 report, the company said operating profit decreased to
(euro)106 million from (euro)202 million in 2002. The decline in full year earnings was mainly due to higher raw material costs, increased expenses for stock appreciation rights and higher special charges largely relating to Ticona's organizational redesign. Net sales for the year remained relatively unchanged at (euro)4.1 billion. The results have been adjusted to exclude the nylon and the acrylates businesses, which were divested in December 2003 and February 2004, respectively.

"Amid very difficult economic conditions in 2003, Celanese completed what it set out to do", said Celanese Chairman Claudio Sonder. "We successfully repositioned our former Chemical Intermediates businesses and we are redesigning the Ticona organization for greater growth. As a streamlined and focused company, Celanese is ready to accelerate its growth strategy."
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Page: 2 of 11



As of December 31, 2003, net debt was (euro)387 million, a 22% reduction from the end of 2002 partially due to favorable currency effects. Trade working capital decreased to (euro)513 million from (euro)578 million on December 31, 2002, mainly resulting from foreign currency effects as well as lower inventory in the Acetate Products' segment. Celanese capital expenditures declined to
(euro)185 million from (euro)214 million primarily due to foreign currency effects.

"During 2003, we made progress in `controlling the controllables' and succeeded in reducing our cost base and generating solid cash flows despite difficult industry conditions," said Celanese vice chairman David Weidman. "In order to further improve performance, we will pursue our strategy with its fundamental focus on growth and productivity, at an even quicker pace in the future."

2003 fourth quarter results

In the fourth quarter of 2003, Celanese had net earnings of (euro)15 million, or
(euro)0.30 per share, compared to net earnings of (euro)90 million, or
(euro)1.79 per share, for the comparable period last year. The company reported an operating loss of (euro)9 million in the quarter compared to an operating profit of (euro)44 million a year earlier. The decrease in fourth quarter earnings was due to the same factors which influenced full-year earnings. Net sales in the period decreased by 4% to (euro)972 million.

Outlook

At the start of 2004, signs of modest economic growth were evident, although visibility remains low. Despite some positive initial indicators, broad and sustainable improvement in demand in industrial markets and consumer confidence remains to be seen. Raw material and energy costs are expected to remain at high levels and to weigh on first half 2004 results. A strong euro exchange rate versus the dollar is also likely to continue. In this environment, the company will take actions on prices and costs.
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Page: 3 of 11



Celanese expects operating profit for the first half of 2004 to be lower than the comparable period of last year when substantial insurance recoveries were recorded. Absent the effect of such insurance recoveries, operating profit is likely to approximate the level of the same period last year. If the Blackstone offer is successfully completed, it will likely result in material changes to the financing structure, results of future operations and cash flows.

The entire report can be found on our investor page on www.celanese.com.


Upcoming events

     o    The 2003 Financial Report will be published on March 11, 2004
     o Following the tender period, Celanese intends to hold separate media and analyst conference calls, the details of which will be communicated as available
     o The Annual General Meeting will be held on June 15, 2004 in Oberhausen, Germany


Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Ticona Technical Polymers and Performance Products. The Performance Products business consists of Nutrinova sweeteners and food ingredients. Celanese generated sales of around
(euro) 4.1 billion in 2003 and has about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol
CZ). For further information please visit our website www.celanese.com.
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                                                                 [Celanese Logo]

Page: 4 of 11



Financial Highlights(1)

Statement of Operations Data:                                                          Chg.
in (euro) millions                                        Q4 2003      Q4 2002         in %     FY 2003      FY 2002
====================================================================================================================
Net sales                                                     972        1,014           -4       4,075        4,064
Special charges                                               (12)           8         n.m.          (5)           5
Operating profit (loss)                                        (9)          44         n.m.         106          202
Earnings (loss) from continuing operations before
 tax and minority interests                                    (3)          48         n.m.         182          213
Earnings from continuing operations                             4           29          -86         128          143
Earnings from discontinued operations                          11           52          -79           4           25
Net earnings                                                   15           90          -83         131          187

Diluted earnings per share (EPS in (euro))(2):
  Earnings from continuing operations                        0.08         0.58          -86        2.59         2.84
  Earnings from discontinued operations                      0.22         1.03          -79        0.08         0.50
  Net earnings                                               0.30         1.79          -83        2.65         3.72
Diluted average shares outstanding (thousands)             49,557       50,300           -1      49,457       50,329
------------------------------------------------------------------------------                ----------------------

Balance Sheet Data:                                        Dec 31       Dec 31
in (euro) millions                                           2003         2002
------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates           571          634          -10
Plus: Inventories                                             410          490          -16
Less: Trade payables - third party and affiliates             468          546          -14
------------------------------------------------------------------------------
Trade working capital                                         513          578          -11

Short-term borrowings and current installments of
 long-term debt                                               117          195          -40
Plus: Long-term debt                                          387          420           -8
------------------------------------------------------------------------------
Total debt                                                    504          615          -18
Less: Cash and cash equivalents                               117          118           -1
------------------------------------------------------------------------------
Net debt                                                      387          497          -22

Total assets                                                5,399        6,127          -12
Shareholders' equity                                        2,048        2,005            2
===========================================================================================

Other Data:                                                                            Chg.
in (euro) millions                                        Q4 2003      Q4 2002         in %     FY 2003      FY 2002
====================================================================================================================
Operating margin(3)                                          -0.9%         4.3%                     2.6%         5.0%
Earnings (loss) from continuing operations before tax
 and minority interests as a percentage of net sales         -0.3%         4.7%                     4.5%         5.2%
Asset turnover(4)                                             n.m.         n.m                     70.7%        61.6%
Return on Equity(5)                                           n.m.         n.m                      6.5%         8.9%
Return on Assets(6)                                           n.m.         n.m                      3.9%         4.1%
Depreciation and amortization expense                          68           62           10         260          262
Capital expenditures                                           65           73          -11         185          214
Number of employees on a continuing basis
 (end of period) in thousands                                 9.5         10.5          -10         9.5         10.5
====================================================================================================================

(1)  Refer to "Basis of Presentation"
(2)  Per-share data are based on diluted average shares outstanding in each period
(3)  Defined as operating profit (loss) as a % of net sales
(4) Defined as net sales divided by the average of total assets, at the beginning and end of the year.
(5)  Defined as net earnings (loss) divided by the average of total shareholders' equity, at the beginning and end of the year.
(6) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.
     n.m. = not meaningful
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                                                                 [Celanese Logo]

Page: 5 of 11


Consolidated Statements of Operations

                                                                                       Chg.
in (euro) millions                                        Q4 2003      Q4 2002         in %     FY 2003      FY 2002
====================================================================================================================
Net sales                                                     972        1,014           -4       4,075        4,064
  Cost of sales                                              (844)        (840)           0      (3,436)      (3,340)
------------------------------------------------------------------------------                ----------------------
Gross profit                                                  128          174          -26         639          724

  Selling, general and administrative expense                (106)        (120)         -12        (451)        (474)
  Research and development expense                            (20)         (19)           5         (79)         (69)
  Special charges                                             (12)           8         n.m.          (5)           5
  Foreign exchange gain (loss)                                  0            1         -100          (3)           4
  Gain on disposition of assets                                 1            0         n.m.           5           12
------------------------------------------------------------------------------                ----------------------
Operating profit (loss)                                        (9)          44         n.m.         106          202

  Equity in net earnings of affiliates                          5            7          -29          31           22
  Interest expense                                            (11)         (15)         -27         (43)         (59)
  Interest and other income, net                               12           12            0          88           48
------------------------------------------------------------------------------                ----------------------
Earnings (loss) from continuing operations before
 tax and minority interests                                    (3)          48         n.m.         182          213

  Income tax benefit (provision)                                7          (19)        n.m.         (54)         (70)
------------------------------------------------------------------------------                ----------------------
Earnings from continuing operations
 before minority interests                                      4           29          -86         128          143

  Minority interests                                            0            0            0           0            0
------------------------------------------------------------------------------                ----------------------
Earnings from continuing operations                             4           29          -86         128          143

  Earnings (loss) from operation of discontinued
   operations (including gain on disposal of
   discontinued operations)                                    13            6         >100           4          (31)
  Related income tax benefit (provision)                       (2)          46         n.m.           0           56
------------------------------------------------------------------------------                ----------------------
  Earnings from discontinued operations                        11           52          -79           4           25
  Cumulative effect of changes in acct. principles(1)           0            9         -100          (1)          19
------------------------------------------------------------------------------                ----------------------
Net earnings                                                   15           90          -83         131          187
====================================================================================================================

Earnings (loss) per Share (EPS)(2)

                                                                                       Chg.
in (euro)                                                 Q4 2003      Q4 2002         in %     FY 2003      FY 2002
====================================================================================================================
Basic EPS:
Earnings from continuing operations                          0.08         0.58          -86        2.59         2.84
  Discontinued operations                                    0.22         1.03                     0.08         0.50
  Cum. effect of changes in accounting principles(1)         0.00         0.18                    (0.02)        0.38
------------------------------------------------------------------------------                ----------------------
Net earnings                                                 0.30         1.79          -83        2.65         3.72
Basic average shares outstanding (thousands)               49,321       50,300           -2      49,446       50,329

Diluted EPS:
Earnings from continuing operations                          0.08         0.58          -86        2.59         2.84
  Discontinued operations                                    0.22         1.03                     0.08         0.50
  Cum. effect of changes in accounting principles(1)         0.00         0.18                    (0.02)        0.38
------------------------------------------------------------------------------                ----------------------
Net earnings                                                 0.30         1.79          -83        2.65         3.72
Diluted average shares outstanding (thousands)             49,557       50,300           -1      49,457       50,329
====================================================================================================================

(1)  Refer to "Basis of Presentation"
(2)  Per-share data are based on weighted average shares outstanding in each period
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                                                                 [Celanese Logo]

Page: 6 of 11



Consolidated Balance Sheets


                                                             Dec 31      Dec 31
in (euro) millions                                             2003        2002
===============================================================================
ASSETS
Current Assets:
  Cash and cash equivalents                                     117         118
  Receivables, net:
    Trade receivables, net - third party and affiliates         571         634
    Other receivables                                           466         443
  Inventories                                                   410         490
  Deferred income taxes                                          53          80
  Other assets                                                   41          44
  Assets of discontinued operations                             130         172
-------------------------------------------------------------------------------
Total current assets                                          1,788       1,981

  Investments                                                   444         454
  Property, plant and equipment, net                          1,354       1,519
  Deferred income taxes                                         478         598
  Other assets                                                  458         541
  Intangible assets, net                                        877       1,034
-------------------------------------------------------------------------------
Total assets                                                  5,399       6,127
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current installments of
   long-term debt                                               117         195
  Accounts payable and accrued liabilities:
    Trade payables - third party and affiliates                 468         546
    Other current liabilities                                   727         659
  Deferred income taxes                                          15          10
  Income taxes payable                                          211         402
  Liabilities of discontinued operations                         24          31
-------------------------------------------------------------------------------
Total current liabilities                                     1,562       1,843

  Long-term debt                                                387         420
  Deferred income taxes                                          79          52
  Benefit obligations                                           922       1,212
  Other liabilities                                             387         583
  Minority interests                                             14          12
  Shareholders' equity:
    Common stock                                                140         140
    Additional paid-in capital                                2,540       2,496
    Retained deficit                                            (17)       (126)
    Accumulated other comprehensive loss                       (497)       (401)
    Treasury stock at cost                                     (118)       (104)
-------------------------------------------------------------------------------
  Shareholders' equity                                        2,048       2,005
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    5,399       6,127
===============================================================================
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Page: 7 of 11



Consolidated Statements of Cash Flows

in (euro) millions                                          FY 2003     FY 2002
===============================================================================
Operating activities of continuing operations:
  Net earnings                                                  131         187
  Earnings from discontinued operations, net                     (4)        (25)
  Cumulative effect of changes in accounting principles           1         (19)
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Special charges, net of amounts used                           78         (63)
  Depreciation and amortization                                 260         262
  Change in equity of affiliates                                (10)         47
  Deferred income taxes                                          67           7
  Gain on disposition of assets, net                             (9)        (12)
  Write-downs of investments                                      4          15
  Loss on foreign currency                                      135         128
  Changes in operating assets and liabilities:
    Trade receivables, net - third party and affiliates          (5)        (94)
    Other receivables                                            20         (20)
    Inventories                                                 (10)         (7)
    Trade payables - third party and affiliates                 (37)          2
    Other liabilities                                           (93)         (7)
  Income taxes payable                                         (170)         (2)
  Other, net                                                    (11)        (17)
-------------------------------------------------------------------------------
Net cash provided by operating activities                       347         382

Investing activities of continuing operations:
  Capital expenditures on property plant and equipment         (185)       (214)
  Acquisitions of businesses and purchases of investments       (15)       (125)
  (Outflow) proceeds on sales of assets                          10         (15)
  Proceeds and payments of borrowings from disposal of
   discontinued operations                                        8         201
  Proceeds from sale of marketable securities                   179         221
  Purchases of marketable securities                           (233)       (239)
  Distributions from affiliates                                   0          41
  Other, net                                                     (3)        (15)
-------------------------------------------------------------------------------
Net cash used in investing activities                          (239)       (145)
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Page: 8 of 11



Financing activities of continuing operations:
  Short-term borrowings, net                                    (17)       (154)
  Proceeds from long-term debt                                   50          57
  Payments of long-term debt                                    (96)        (53)
  Purchase of treasury stock                                    (14)         (6)
  Dividend payments                                             (22)          0
  Other, net                                                      0           0
-------------------------------------------------------------------------------
Net cash used in financing activities                           (99)       (156)

  Exchange rate effects on cash                                 (10)         (8)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (1)         73
-------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                  118          45
-------------------------------------------------------------------------------
Cash and cash equivalents at end of period                      117         118
-------------------------------------------------------------------------------

Net cash provided by (used in) discontinued operations:
  Operating activities                                          (10)         16
  Investing activities                                           10         (17)
  Financing activities                                            0          (2)
-------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations            0          (3)
===============================================================================
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Page: 9 of 11



Factors Affecting Fourth-Quarter 2003 Segment Sales

in percent                                                 Volume       Price    Currency       Other       Total
=================================================================================================================
  Chemical Products                                             6           1         -12           3          -2
  Acetate Products                                              3           2         -16           0         -11
  Technical Polymers Ticona                                    11          -4          -8           0          -1
  Performance Products                                          0          -6           0           0          -6
-----------------------------------------------------------------------------------------------------------------
  Segment total                                                 6           0         -12           2          -4
=================================================================================================================

(1)  Other reflects the acquisition of the emulsions business on December 31,
     2002

Factors Affecting Full Year 2003 Segment Sales

in percent                                                 Volume       Price    Currency       Other       Total
=================================================================================================================
  Chemical Products                                             1           9         -13           9           6
  Acetate Products                                              1           2         -17           0         -14
  Technical Polymers Ticona                                    10          -3         -10           0          -3
  Performance Products                                          5         -12           0           0          -7
-----------------------------------------------------------------------------------------------------------------
  Segment total                                                 3           5         -13           6           1
=================================================================================================================

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Page: 10 of 11

Net Sales

                                                                                     Chg.
in (euro) millions                                        Q4 2003     Q4 2002        in %     FY 2003     FY 2002
=================================================================================================================
  Chemical Products                                           643         658          -2       2,713       2,561
  Acetate Products                                            148         166         -11         578         670
  Technical Polymers Ticona                                   158         160          -1         675         696
  Performance Products                                         33          35          -6         150         161
-----------------------------------------------------------------------------               ---------------------
Segment total                                                 982       1,019          -4       4,116       4,088
  Other activities                                             12          13          -8          44          55
  Intersegment eliminations                                   (22)        (18)         22         (85)        (79)
-----------------------------------------------------------------------------               ---------------------
Total                                                         972       1,014          -4       4,075       4,064
=================================================================================================================

Operating Profit (Loss)

                                                                                     Chg.
in (euro) millions                                        Q4 2003     Q4 2002        in %     FY 2003     FY 2002
=================================================================================================================
  Chemical Products                                            12          56         -79         122         179
  Acetate Products                                              3           8         -63          11          30
  Technical Polymers Ticona                                   (11)         (9)         22         109          29
  Performance Products                                          9           8          13         (39)         48
-----------------------------------------------------------------------------               ---------------------
Segment total                                                  13          63         -79         203         286
  Other activities                                            (22)        (19)         16         (97)        (84)
-----------------------------------------------------------------------------               ---------------------
Total                                                          (9)         44        n.m.         106         202
=================================================================================================================

Special Charges in Operating Profit (Loss)

                                                                                     Chg.
in (euro) millions                                        Q4 2003     Q4 2002        in %     FY 2003     FY 2002
=================================================================================================================
  Chemical Products                                             1           4         -75           1           1
  Acetate Products                                              0           0           0           0           0
  Technical Polymers Ticona                                   (14)         (5)       >100          77          (5)
  Performance Products                                          0           0           0         (84)          0
-----------------------------------------------------------------------------               ---------------------
Segment total                                                 (13)         (1)       >100          (6)         (4)
  Other activities                                              1           9         -89           1           9
-----------------------------------------------------------------------------               ---------------------
Total                                                         (12)          8        n.m.          (5)          5
=================================================================================================================

Depreciation and Amortization Expense

                                                                                     Chg.
in (euro) millions                                        Q4 2003     Q4 2002        in %     FY 2003     FY 2002
=================================================================================================================
  Chemical Products                                            34          34           0         139         139
  Acetate Products                                             21          12          75          59          57
  Technical Polymers Ticona                                    11          13         -15          50          55
  Performance Products                                          1           1           0           6           6
-----------------------------------------------------------------------------               ---------------------
Segment total                                                  67          60          12         254         257
  Other activities                                              1           2         -50           6           5
-----------------------------------------------------------------------------               ---------------------
Total                                                          68          62          10         260         262
=================================================================================================================

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Page: 11 of 11

Basis of Presentation

Resegmentation: In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change in how the company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement expenses associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

Discontinued Operations: Celanese divested its nylon business (formerly in the Ticona segment) in the fourth quarter of 2003 and the majority of its acrylates business (formerly in the Chemical Intermediates segment) in first quarter of 2004. In the fourth quarter of 2002, Celanese divested Trespaphan (formerly in the Performance Products segment) and the U.S. amines business (formerly in the Chemical Intermediates segment). The results of these and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of (euro)1 million was recorded as the cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

In January 2003, and subsequently revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs"), which are defined in FIN 46 as entities having equity that is not sufficient to permit the entity to finance its activities without additional financial support; or, whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary at December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. At December 31, 2003, Celanese has not identified any VIEs other than the VIE discussed in this report. At December 31, 2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. This consolidation is not expected to have a material impact on Celanese's results of operations and cash flows. Celanese is still assessing the impact of consolidating entities that could be considered VIEs that do not meet the definition of a special purpose entity.

Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited, are subject to approval by the Supervisory Board of the 2003 financial statements and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

Reconciliation of Non-GAAP Measures: In an effort to provide investors with additional information regarding the company's results as determined by GAAP, Celanese also discloses trade working capital, net debt, and return on assets, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Management believes that return on assets is appropriate for evaluating the performance of its operating segments. Return on assets, which may be calculated differently by other companies, is calculated as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year. Trade working capital, net debt and return on assets are defined, using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for return on assets is total assets divided by earnings from continuing operations before tax and minority interests.

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the successful completion of the BCP tender offer, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.